

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Emanuele Filiberto di Savoia
Chief Executive Officer
The RoyaLand Company Ltd.
Clarendon House, 2 Church Street
Hamilton, Pembroke, HM11
Bermuda

> **Re: The RoyaLand Company Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed April 26, 2024**
> **File No. 333-273097**

Dear Emanuele Filiberto di Savoia:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

Risk Factors, page 14

1.	Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of your executive officers. Specify the amount of time they will devote to your business activities and the nature of any material conflicts of interest that may exist as a result of them working for your company on a part-time basis.

       Please contact Dave Edgar at 202-551-3459 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Bevilacqua